SunEdison Semiconductor Limited

11 Lorong 3 Toa Payoh

Singapore 319579

May 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Jones
Mary Beth Breslin
Gary Newberry
Kevin Vaughn

Re:	SunEdison Semiconductor Limited
Registration Statement on Form S-1
Filed September 9, 2013
File Number 333-191052

Ladies and Gentlemen:

SunEdison Semiconductor Limited, a Singapore public limited liability company (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-191052, as amended (the “Registration Statement”), to 3:00 p.m., Eastern time, on Wednesday, May 21, 2014 or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2191, or in his absence, Bradley Reed at (312) 862-7351, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SUNEDISON SEMICONDUCTOR LIMITED

By:	/s/ Shaker Sadasivam
Name:	Shaker Sadasivam
Title:	President and Chief Executive Officer

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